PharmaCyte Biotech Rebukes Iroquois’ Commencement of Consent Solicitation

•	7% owner Attempting to Take Control of Company Without Paying a Control Premium to Shareholders

•	Circumvents Proper Vetting of Directors; Proposes Slate with Multiple Connections and Allegiances to Iroquois with History of Value Destruction

•	Proposes 15-Person Board Which is Operationally Inefficient, Violates the Bylaws, and Would Unnecessarily Waste Company Resources

•	Attempts to Amend Bylaws to Entrench Itself and Its Own Nominees At The Expense of All Shareholders

•	Iroquois’ Consent Solicitation Is Full of Factual Inaccuracies and Misrepresentations

LAS VEGAS, NV, July 28, 2022, PharmaCyte Biotech, Inc. (NASDAQ: PMCB), a biotechnology company focused on developing cellular therapies for cancer, diabetes, and malignant ascites using its signature live-cell encapsulation technology, Cell-in-a-Box®, today issued the following statement in response to Iroquois Capital’s filing of a preliminary consentstatement to commence a consent solicitation in lieu of a stockholder meeting. Iroquois Capital is seeking the consent of the Company’s shareholders to change various Company Bylaws, expand the size of the Company’s Board of Directors (Board) from 7 to 15, and elect Iroquois’ entire slate of 8 directors to the Board. The Company has serious concerns with this recent action taken by Iroquois and portends trouble ahead for the Company and its shareholders.

For the reasons set forth below, we implore our fellow shareholders to rebuke the significant infringement to your shareholder rights represented by Iroquois’ proposed changes to our Bylaws. Please ignore any “WHITE” consent card you may receive from Iroquois. We are not responsible for the accuracy of any information provided by or relating to Iroquois contained in any consent solicitation materials filed or disseminated by, or on behalf of, Iroquois or any other statements that Iroquois or its representatives have made or may otherwise make. In fact, the Iroquois consent solicitation is riddled with misstatements. Any Iroquois mailing or communication is not from PharmaCyte; instead, it is an attempt by Iroquois, a hedge fund with only 7% ownership, to solicit consents that are designed to enable Iroquois to take over the entire Company and its cash position of over $80 million. We are not a private company for the benefit of one shareholder. We are a public entity working to build shareholder value and change the landscape of on how cancer, diabetes and malignant ascites are treated.

Hedge Fund With Just 7% Ownership Attempting Board Takeover In Order to Seize Company’s Cash Position of Over $80 million

Should the 8 Iroquois nominees be elected to the Board, shareholders would effectively give Iroquois, a hedge fund which owns only 7% of our Company, full control of the Company and its resources by providing disproportionate power to one questionable stakeholder with motives and interests that appear to conflict with the interests of the broader shareholder base.

Iroquois would not be paying a control premium to other shareholders; instead it intends to use the consent process and changes to the Company’s Bylaws to entrench itself and its nominees and to use the Company and its over $80 million in cash for its own benefit. The Iroquois slate is dominated by current or former Iroquois employees, family members of Iroquois management, and individuals who have partnered with Iroquois multiple times in the past resulting in the destruction of shareholder value in numerous documented instances. In fact, in 7 identified instances where Iroquois added new board members to public companies, the stocks on average decreased over 30% within the first year. Furthermore, the troubling web of interconnecting relationships – including familial relationships – is in direct conflict with good corporate governance and fosters “groupthink” which will severely hamper the Board’s independence and performance.

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Iroquois’ slate of nominees has limited experience operating a public company or a biopharma company but does, we believe, have an extensive track record of destructing value to the detriment of shareholders. The slate of Iroquois’ nominees has no substantive experience with, or knowledge of, PharmaCyte’s business or technology and is being nominated solely to advance Iroquois’ short-term agenda – take control of the Company and its over $80 million in cash.

The current Pharmacyte Board has extensive biopharma experience and is able to guide the Company as it continues to advance its product development. We have stated numerous times that we recognize the importance of heightening the Board’s capital markets knowledge to match its scientific expertise, and we are in the process of identifying and thoroughly vetting candidates to ensure that the best people are in place to help us seize the opportunities presented by the strength of our technology, therapies, and cash position. As a matter of fact, we have identified, and our nominating committee is in the process of interviewing, candidates that are well- respected on Wall Street, and who have incalculable amounts of experience in capital markets and in the biopharma industry specifically that dramatically outweighs the experience of any candidate on Iroquois’ slate.

PharmaCyte Continues to Effectively Advance Its Strategy Toward Lifting the FDA’s Clinical Hold; Iroquois Has Not Provided A Strategy For The Business

The Company is nearing the end of its process of fulfilling the FDA’s requests to enable the clinical hold to be lifted, and to date has successfully completed almost two dozen studies, 12 of which have been announced since the Company secured the necessary funding to complete the work required to satisfy the FDA’s requests through two public offerings in concert with the Company’s uplist to Nasdaq. Approximately 90% of the FDA’s requests have been completed or are in process with only a few remaining to be completed. Contrary to Iroquois’ claim that the Company “has never publicized the actual list of requirements from the U.S. Food and Drug Administration (FDA)”, the Company has provided a detailed synopsis of the requests and status in its SEC filings and most recently in the appendix of the Company’s slide presentation available on the Company’s website. Moreover, the Company has already commenced its two-phase pig study, which is the last major study requested by the FDA.

Our team, with the support of our experienced Board, has made considerable progress during the past year, while controlling costs despite worldwide supply chain challenges that are affecting FDA studies, processes and approvals across our industry. Our progress demonstrates the value of our experienced and proven team of scientific and medical professionals who have played key roles in helping to get some of the world’s most successful drugs through the clinic. Iroquois’ slate has no such scientific experience and their ongoing disruptive efforts jeopardize the progress we are making, and may result in delays in the lifting of the FDA clinical hold and destroy shareholder value.

A 15-Person Board is Irrational for a Company of PharmaCyte’s Size, is Inefficient, Violates our Bylaws and Adds Unnecessary Expense and Logistics

Smaller Boards, particularly for smaller public companies like PharmaCyte, have proven to be more impactful and effective in driving shareholder value. For us, an appropriately sized Board is approximately 7, which provides for a diversity of skill sets while remaining small enough to run efficiently for the benefit of shareholders. Adding Board members leads directly to increased expenses related to Board fees and director insurance and inefficiencies in taking actions.

Iroquois is suggesting we more than double the size of our current Board. This will equate to a substantial increase in costs – money that could better be allocated to moving our therapies through the clinic – the clearest path to sustained shareholder value.

Further, Iroquois’ proposal to increase the size of our Board by 8 candidates violates provisions of our Bylaws.

Iroquois is Trying to Dictate Who All Our Board Members Should Be; Our Shareholders Should Beware

We have been engaged in settlement discussions with Iroquois to refresh our Board with more directors with capital markets expertise. Iroquois holds just 7% of our common stock, yet, despite this small ownership position, Iroquois is attempting to dictate our entire Board membership including who our Board candidates should be. Having failed to offer a reasonable settlement, they now seek to expand the Board to 15 with 8 of their nominees, none of whom is familiar with or has any expertise regarding our technology and drug development programs. Iroquois is attempting to acquire full control of the Company at little cost to itself for its own ends, at the cost of other shareholders.

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Iroquois’ Consent Solicitation Is Full of Factual Inaccuracies And Misrepresentations; Their Intentions Should Not Be Trusted

For example, the statement “On August 9, 2021, Iroquois made its initial investment of $2.5 million in the Company in connection with a private placement offering in which the Company raised nearly $90 million” is misleading, and creates the false impression that Iroquois made a significant and lasting investment of $2.5 million in the Company at a high price per share.

In fact, Iroquois purchased shares and warrants for approximately $300,000 on August 9, 2021 in a $15 million public offering by the Company, and Iroquois then sold all of the purchased shares almost immediately.

On August 19, 2021, Iroquois purchased shares and warrants for approximately $2.5 million in a $70 million registered direct offering by the Company, and Iroquois then sold all of the purchased shares that very same day. Since that sale of its entire position on August 19, 2021, Iroquois has continued to purchase and sell the Company’s shares, with an average acquisition price per share which we believe to be similar to the Company’s current trading price on Nasdaq.

Iroquois has opportunistically acquired the Company’s stock at a low price, and seeks your consent to take control of the Company and its cash reserves at your expense and to your detriment.

Iroquois Is Proposing Bylaw Changes to Take Over The Company And Promote It’s Interests While Disenfranchising Other Shareholders

Our Bylaws were designed to help protect the rights of all shareholders from the will of a single investor. Iroquois is requesting Bylaw changes to give themselves a path to take control of our Company, including full discretion to deploy the Company’s valuable cash, however Iroquois deems appropriate. Our cash position is a key strategic asset supporting our growth strategy; if our cash is misallocated or squandered, our growth and product candidate development plans are in jeopardy, which was the reason PharmaCyte uplisted to Nasdaq in the first place—to raise the necessary capital to develop its product candidates and get the clinical hold lifted on our IND.

Our Board and management were planning, and in the early stages of launching, many of the initiatives Iroquois is now trying to take credit for, and efforts were underway well before Iroquois began publicly expressing grievances. We share in the frustration with the current share price, but we believe it is imperative that we continue to dedicate the majority of our time and resources to advancing our groundbreaking technology through the clinic.

We have heard and given thoughtful consideration and response to the opinions Iroquois has put forward, including adding additional capital markets experience to our Board. However, we will not let one shareholder derail the Company from its ultimate mission – the continued development of and successful clinical trials for our groundbreaking therapies – to the detriment of all other stakeholders.

Again, we urge our fellow shareholders to strongly rebuke the significant infringement to your shareholder rights represented by Iroquois’ proposed changes to our Bylaws. Please disregard any “WHITE” consent card that you may receive from Iroquois by taking no action at all. We are not responsible for the accuracy of any information provided by or relating to Iroquois contained in any consent solicitation materials filed or disseminated by, or on behalf of, Iroquois or any other statements that Iroquois or its representatives have made or may otherwise make. Any Iroquois mailing or communication is not from PharmaCyte; instead, it is an attempt by Iroquois, a hedge fund with only 7% ownership, to solicit consents that may enable Iroquois to take over the entire Board of PharmaCyte by changing Bylaws that were designed to protect the Company’s shareholders. PharmaCyte is not a private company for the benefit of one shareholder. We are a public entity working to build shareholder value and change the landscape for how cancer, diabetes and malignant ascites are treated.

Thank you for your continued support.

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About PharmaCyte Biotech

PharmaCyte Biotech, Inc. is a biotechnology company developing cellular therapies for cancer, diabetes and malignant ascites based upon a proprietary cellulose-based live-cell encapsulation technology known as “Cell-in-a-Box®.” This technology is being used as a platform upon which therapies for several types of cancer, diabetes and malignant ascites are being developed. PharmaCyte’s therapy for cancer involves encapsulating genetically engineered human cells that convert an inactive chemotherapy drug into its active or “cancer-killing” form. For pancreatic cancer, these encapsulated cells are implanted in the blood supply to the patient’s tumor as close as possible to the site of the tumor. Once implanted, a chemotherapy drug that is normally activated in the liver (ifosfamide) is given intravenously at one-third the normal dose. The ifosfamide is carried by the circulatory system to where the encapsulated cells have been implanted. When the ifosfamide flows through pores in the capsules, the live cells inside act as a “bio-artificial liver” and activate the chemotherapy drug at the site of the cancer.

PharmaCyte’s candidate therapy for Type 1 diabetes and insulin-dependent Type 2 diabetes involves encapsulating a human cell line that has been genetically engineered to produce and release insulin in response to the levels of blood sugar in the human body. The encapsulation of the cell line will be done using the Cell-in-a-Box® technology. Once the encapsulated cells are implanted in a diabetic patient, we anticipate that they will function as a “bio-artificial pancreas” for purposes of insulin production.

PharmaCyte’s therapy for malignant ascites involves using the same encapsulated cells PharmaCyte employs for pancreatic cancer but placing the encapsulated cells in the peritoneal cavity of a patient and administering ifosfamide intravenously.

Safe Harbor

This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that express the current beliefs and expectations of PharmaCyte’s management and Board of Directors. Any statements contained in this press release which do not describe historical facts are forward-looking statements subject to risks and uncertainties that could cause actual results, performance and achievements to differ materially from those discussed in such forward-looking statements. Factors that could affect our actual results include our ability to satisfactorily address the issues raised by the FDA in order to have the clinical hold on our IND removed, as well as such other factors that are included in the periodic reports on Form 10-K and Form 10-Q that we file with the U.S. Securities and Exchange Commission. These forward-looking statements are made only as of the date hereof, and we undertake no obligation to update or revise the forward-looking statements, except as otherwise required by law, whether as a result of new information, future events or otherwise.

More information about PharmaCyte Biotech can be found at https://www.PharmaCyte.com. Information may also be obtained by contacting PharmaCyte's Investor Relations Department.

Investor Relations:

PharmaCyte Biotech, Inc.

Telephone: 917.595.2856

Email: InvestorRelations@PharmaCyte.com

Attn: Dr. Gerald W. Crabtree

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